Exhibit 21.1

Subsidiaries

Name of Subsidiary	State or Other Jurisdiction of Incorporation
Gracell Biotechnologies Holdings Limited	British Virgin Islands
Gracell Biotechnologies (HK) Limited	Hong Kong
Gracell Biopharmaceuticals, Inc.	United States
Gracell Bioscience (Shanghai) Co., Ltd.	People’s Republic of China
Gracell Biomedicine (Shanghai) Co., Ltd.	People’s Republic of China